January 6, 2025

Jaco C. Folscher
Chief Executive Officer
UPAY, Inc.
3010 LBJ Freeway, 12th Floor
Dallas, TX 75234

        Re: UPAY, Inc.
            Form 10-K for the Year Ended February 29, 2024
            File No. 000-55747
Dear Jaco C. Folscher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the annual period ended February 29, 2024
Item 9A. Controls and Procedures, page 18

1. You disclose that management assessed the effectiveness of your internal controls over financial reporting as of June 15, 2022 and concluded they were ineffective as of
       February 28, 2022. Please file an amended Form 10-K and revise these disclosures to refer to the correct date of management's assessment, February 29, 2024. Note that the date you assessed the effectiveness of your internal controls over financial reporting and the date you concluded they were ineffective should be the same. Further, revise to ensure all dates in this section are as of the appropriate date. Exhibits

2. Please amend your Form 10-K to refer to both disclosure control procedures and internal control over financial reporting in the introductory language in paragraph 4 in your Section 302 certifications (i.e. Exhibit 31). Similar revisions should be made to each of the Forms 10-Q filed during fiscal 2025. Refer to Item 601(b)(31) of
       Regulation S-K.
 January 6, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology